Goats Entertainment LLC

Financial Statements and Report

July 1, 2024

Table of Contents

Independent Accountant's Review Report. 2

Balance Sheet 4

Statement of Income 5

Statement of Cash Flows 6

Changes in Member's Equity 7

Notes to the Financial Statements 8

Independent Accountant's Review Report

Kevin James Kaufman
Goats Entertainment LLC

I have reviewed the accompanying financial statements of Goats Entertainment LLC (the Company), which comprise the Balance Sheet as of April 30, 2024, and the related statements of income, cash flows, and changes in stockholders' equity for the period then ended (since inception on March 4, 2024), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Goats Entertainment LLC (the Company) and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 3 to the financial statements, the company is pre-revenue and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. My conclusion is not modified with respect to this matter.



_____
Alexandra Wolfe, CPA

Brooklyn, NY
July 1, 2024

GOATS Entertainement LLC
Balance Sheet
As of April 30, 2024

	Apr 30, 24
ASSETS	
Other Assets	
Investment in GOATS	235,533.00
Total Other Assets	235,533.00
TOTAL ASSETS	**235,533.00**
LIABILITIES & EQUITY	
Equity	
Kaufman Film & TV (GOATS 1)	235,533.00
Total Equity	235,533.00
TOTAL LIABILITIES & EQUITY	**235,533.00**

1: See Note 2 for details of the equity contribution from Kaufman Film & Television Inc. (GOATS 1)

GOATS Entertainement LLC
Profit & Loss
January through April 2024

	Jan - Apr 24
Ordinary Income/Expense	
Income	
Sales	0.00
Total Income	0.00
Cost of Goods Sold	
Subcontracted Services	0.00
Total COGS	0.00
Gross Profit	0.00
Expense	
Advertising and Promotion	0.00
Automobile Expense	0.00
Bank Service Charges	0.00
Computer and Internet Expenses	0.00
Depreciation Expense	0.00
Dues and Subscriptions	0.00
Equipment Rental	0.00
Insurance Expense	0.00
Interest Expense	0.00
Meals and Entertainment	0.00
Office Supplies	0.00
Payroll Expenses	0.00
Postage and Delivery	0.00
Professional Fees	0.00
Rent Expense	0.00
Repairs and Maintenance	0.00
Telephone Expense	0.00
Travel Expense	0.00
Utilities	0.00
Total Expense	0.00
Net Ordinary Income	0.00
Other Income/Expense	
Other Income	0.00
Other Expense	
Ask My Accountant	0.00
Total Other Expense	0.00
Net Other Income	0.00
Net Income	**0.00**

GOATS Entertainement LLC
Statement of Cash Flows
January through April 2024

	Jan - Apr 24
Cash at end of period	**0.00**

GOATS Entertainment LLC
Changes in Member's Equity
As of April 30, 2024

	Type	Date	Num	Adj	Name	Memo	Split	Debit	Credit	Balance
Kaufman Film & TV (GOATS 1)										**0.00**
	General Journal	12/31/2023	GOATS1 net	√			Investment in GOATS		235,533.00	-235,533.00
Total Kaufman Film & TV (GOATS 1)								0.00	235,533.00	-235,533.00
Member 1 Draws										**0.00**
Total Member 1 Draws										0.00
Member 1 Equity										**0.00**
Total Member 1 Equity										0.00
Member 2 Draws										**0.00**
Total Member 2 Draws										0.00
Member 2 Equity										**0.00**
Total Member 2 Equity										0.00
Opening Balance Equity										**0.00**
Total Opening Balance Equity										0.00
Retained Earnings										**0.00**
Total Retained Earnings										0.00

Notes to the Financial Statements

Goats Entertainment LLC
Notes to the Financial Statements
For the period ended April 30, 2024

1. Summary of Significant Accounting Policies

a. Nature of Operations

GOATS Entertainment LLC (the Company) is a sports entertainment platform featuring the Greatest Athletes of All-Time in all major sports worldwide, leveraging the unequaled access and archives of Walter Looss, (considered the greatest sports photographer in history) and building a global brand juggernaut comprising Documentary Series; Immersive Museum Experiences and Live Events across multiple cities and countries; Retail and Merchandise; and Limited-Edition collectibles. All celebrating the Greatest Athletes of All-Time.

The Company was formed on March 3, 2024 in the state of Delaware.

b. Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification

The financial statements cover the period from formation on March 3, 2024 through April 30, 2024.

c. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Income Taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States.

The company uses a calendar year end for income tax reporting purposes and will file a Partnership tax return annually. As the Company has only just begun operations, there is no accrued tax liability on the balance sheet.

e. Comprehensive Income

The Company does not have any comprehensive income items other than net income.

2. Stockholder's Equity

a. Common Stock

Under the articles of organization, the total number of Common Shares of stock that the Company shall have authority to issue is 12,500 shares with a $100 par value per share. As of April 30, 2024 zero shares were issued and outstanding.

b. Equity Contribution

At inception, GOATS Entertainment LLC (the Company) received an equity contribution from Kaufman Film & Television, Inc. (GOATS 1), a related entity. This transaction was carried out to consolidate and strengthen the financial position of GOATS Entertainment LLC. Kaufman Film & Television, Inc. (GOATS 1) is considered a related party under GAAP (Generally Accepted Accounting Principles), and this transaction is disclosed as a related party transaction in accordance with those standards. This equity contribution demonstrates the support and commitment of the related entity in ensuring the financial stability and growth potential of GOATS Entertainment LLC. This strategic move is expected to enhance the operational capabilities and financial health of the new company.

3. **Going Concern**

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company was recently formed and is pre-revenue. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has a proposed plan to raise capital through a crowdfunding campaign. The ability of the Company to continue as a going concern is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. **Subsequent Events**

Management evaluated all activity of the Company through April 30, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.